Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

Apex Technology Acquisition Corp. and AvePoint to Participate at Upcoming

Conferences

BURLINGAME, CA, and JERSEY CITY, NJ – May 25th, 2021 – Apex Technology Acquisition Corp. (NASDAQ: APXT, “Apex”) and AvePoint, Inc. (“AvePoint”) the largest data management solutions provider for the Microsoft cloud, today announced that management is scheduled to present at upcoming investor conferences. Details for each event are as follows:

•	William Blair Growth Stock Conference, Tuesday, June 1, 2021 at 9:40 a.m. ET

•	Cowen Annual TMT Conference, Wednesday, June 2, 2021 at 1:50 p.m. ET

•	Evercore Inaugural TMT Conference, Monday, June 7, 2021 at 12:30 p.m. ET

Live and archived audio webcasts of the presentations at each of the William Blair and Evercore conferences will be available on Apex Technology Acquisition Corp. Investor Relations website here.

About AvePoint AvePoint enables customers to collaborate with confidence. AvePoint’s data management solutions help its diverse, global customer base overcome complex transformation, governance and compliance challenges in the Microsoft cloud. A five-time winner of the Global Microsoft Partner of the Year award, AvePoint offers the only full suite of SaaS solutions to migrate, manage and protect data in Microsoft 365. More than 7 million cloud users, including a quarter of the Fortune 500, rely on AvePoint’s solutions. AvePoint’s SaaS solutions are also available to managed service providers, so they can better support and manage their small and mid-sized business customers. Its multi-tenant solutions are available from over a dozen distributors in more than 100 cloud marketplaces worldwide. Founded in 2001, AvePoint is headquartered in Jersey City, New Jersey. For more information, visit https://www.avepoint.com.

About Apex Technology Acquisition Corp.

Apex is a special purpose acquisition corporation led by co-CEOs Jeff Epstein, the former CFO of Oracle, and Brad Koenig, the former head of Goldman Sachs’ global technology investment banking team. For more information about Apex, visit https://apexacquisitioncorp.com/

Investor Contacts:

Apex Technology Acquisition Corp.

Michael Bowen, ICR, Inc.

Michael.bowen@icrinc.com 203-682-8299

AvePoint, Inc.

Erica Mannion, Sapphire Investor Relations, LLC.

emannion@sapphireir.com

617-542-6182